SECUR 05039601 MISSION

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SEC FILE NUMBER
8-53143

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

MALORY INVESTMENTS, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1351 WESTWOOD BLVD, #102
(No. and Street)

LOS ANGELES (City) CA (State) 90024 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RONALD STEIN 310-710-8194 (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KLEIKER, RONALD J.
(Name — if individual, state last, first, middle name)

23241 VENTURA BLVD, #310 (Address) WOODLAND HILLS (City) CA (State) 91364 (Zip Code)

PROCESSED
MAR 3 1 2005
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (7-00)

Persons who to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, RONALD STEIN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MALORY INVESTMENTS, LLC, as of DECEMBER 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

SWORN TO AND SUBSCRIBED
BEFORE ME ON THIS DAY
24 OF February 2005

Signature

PRESIDENT
Title

Notary Public

Commission # ...
Notary Public - California
Los Angeles County

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition.~~ CASH FLOWS
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MALORY INVESTMENTS, LLC.

Report Pursuant to Rule 17a-5 (d)

Financial Statements and
Supplementary Information

For the Year Ended December 31, 2004

Ronald J. Kleker, C.P.A.
Kleker Accounting Services
Woodland Hills, CA 91364

TABLE OF CONTENTS

Ronald J. Kleker, C.P.A.
KLEKER ACCOUNTING SERVICES
23241 Ventura Blvd., Suite 310
Woodland Hills, CA 91364
Tel: 818-225-9970 Fax: 818-225-9990

To the Managing Member of Malory Investments, LLC.

I have audited the accompanying statement of financial condition of Malory Investments, LLC as of December 31, 2004, and the related statements of operations, changes in shareholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that our audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Malory Investments, LLC as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 8 through 11 is presented for the purposes of additional analysis, it is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Woodland Hills, Calif.
February 18, 2005

Malory Investments, LLC
Statement of Financial Condition
(Balance Sheet)
December 31, 2004

ASSETS

CURRENT ASSETS		
Cash-City National Bank Checking Acct.	$	18,309
Accounts Receivable		100
Prepaid Expenses		185
Deposits		0
		18,594
TOTAL ASSETS	$	18,594

LIABILITIES & MEMBERS' EQUITY

CURRENT LIABILITIES		
Accrued Expenses	$	64
MEMBERS' EQUITY		
Beginning Equity		10,920
Current Year Increase		7,610
TOTAL STOCKHOLDER'S EQUITY		18,530
TOTAL LIABILITIES & MEMBERS' EQUITY	$	18,594

See accompanying notes to financial statements.

Malory Investments, LLC
Statement of Operations
For the Year Ended December 31, 2004

OPERATING INCOME	$	51,120
OPERATING EXPENSES		
Bank Charges		15
Commissions & Fees Expense		37,873
Postage, Freight, & Delivery		21
Insurance		524
Professional Fees		1,500
Securities Registrations and Licenses		1,510
Misc Taxes & Licenses		297
Telephone Expense		158
Office & Misc. Expense		812
	$	42,710
INCOME FROM OPERATIONS		8,410
PROVISION FOR TAXES (NOTE 1)		800
NET INCOME (LOSS)	$	7,610

See accompanying notes to financial statements

Malory Investments, LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2004

EQUITY BALANCE

BALANCE, January 1, 2004	$	10,920
NET INCOME		7,610
DISTRIBUTIONS TO MEMBERS		0
BALANCE, December 31, 2004	$	18,530

See accompanying notes to financial statements.

Malory Investments, LLC
Statement of Cash Flows
For the year ended December 31, 2004

Cash Flows from Operating Activities:	
Net Income	$ 7,610
Adjustments:	
Increase in Accounts Receivable	(100)
Decrease in Prepaid Expenses	4
Decrease in Deposits	0
Decrease in Accounts Payable	(120)
Increase in Accrued Expenses	64
Decrease in Franchise Taxes Payable	0
Net Increase (decrease) in cash provided by operating activities:	7,458
Cash Flow from (used for) Investment Activities	0
Cash Flows from Financing Activities	0
Net Cash Flows, All Sources	7,458
Beginning Cash	10,851
Ending Cash	$ 18,309

Additional disclosures pursuant to the statement of cash flows:

a: There was no interest paid during 2004.

b: There were $800. in state franchise taxes paid during 2004.

See accompanying notes to financial statements

MALORY INVESTMENTS, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2004

(1) SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES:

Operations-

Malory Investments, LLC (hereinafter referred to as "the company") is a California Limited Liability Company formed to engage in business as a securities broker/dealer. Its Articles of Organization were filed with the California Secretary of State on January 12, 2001. It is registered with the National Association of Securities Dealers (NASD) and Securities and Exchange Commission (SEC). The company has elected to report its operations based on the calendar year.

Securities Transactions-

The company plans to record transactions of a settlement date basis with related commission income and expenses also recorded on a settlement date.

Provision for Income Taxes-

The company has elected to file income taxes as a partnership and therefore will be taxed at the members' level for both federal and state purposes except for a tax on gross receipts (minimum $800.) for the State of California.

(2) NET CAPITAL REQUIREMENTS:

The company is subject to the net capital rules adopted and administered by the Securities and Exchange Commission. The rules prohibit a member from engaging in securities transactions if the ratio of its aggregate indebtedness, as defined, to net capital, as defined, exceeds 15 to 1. As of December 31, 2004, aggregate indebtedness to net capital ratio of the company was 0.003 to 1. The company's net capital of $13,345 as defined under such rules was in excess of the minimum capital requirement of $5,000.

(3) USE OF ESTIMATES:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Malory Investments, LLC
Net Capital Computation
December 31, 2004

Schedule I – Computation of Net Capital Requirements Pursuant to Rule 15c3-1

Computation of Net Capital		
Total Assets	$	18,594
Less: Total Liabilities		64
Net Ownership Equity qualified for Net Capital		18,530
Less: Non Allowable Assets		
Property & Equipment		0
Haircuts		0
Other Assets		185
Net Capital		18,345
Minimum Net Capital Requirement		5,000
Excess Net Capital	$	13,345

See accompanying notes to financial statements.

Schedule II Reconciliation of Audited to Unaudited Statements of Financial Condition & Computation of Basic Net Capital Requirements

Statement Regarding Reconciliations

All necessary year end adjustments were entered in the books of the company prior to the transmittal of the unaudited reports.

There are no differences between the unaudited and audited Statements of Financial Condition or Computations of Basic Net Capital Requirement

Ronald J. Kleker, C.P.A.
KLEKER ACCOUNTING SERVICES
23241 Ventura Blvd., Suite 310
Woodland Hills, CA 91364
Tel: 818-225-9970 Fax: 818-225-9990

Report of Independent Accountant on
Internal Accounting Control Required by SEC Rule 17a-5

To the Managing Member of Malory Investments, LLC.

In planning and performing my audit of the financial statements of Malory Investments, LLC (hereafter referred to as the "Company") for the year ended December 31, 2004, I have considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements, and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practice and procedures (including tests of compliance with such practices and procedures) followed by the Company that I considered relevant to the objectives stated in Rule l7a-5(g) in making the periodic computations of aggregate indebtedness (aggregate debts) and net capital under rule 17a-5(a)(11) and for determining compliance with the exemptive provisions of Rule 15c-3. I did not review the practice and procedures followed by the Company: (1) in making the quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by Rule 17a-13; (2) in complying with the Governors of Federal Reserve System; or (3) in obtaining and managing physical possession or control of all fully paid and excess margin securities of customers, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and procedures referred to in the preceding paragraph and to assess the Commission's above mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that the assets for which the

company has the responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in the internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or the degree of compliance with them may deteriorate.

My consideration of the internal control structure was made for the limited purpose described in the first paragraph and would not necessarily disclose all material weaknesses in the system. Accordingly, I do not express an opinion on the system of internal accounting control of Malory Investments, LLC taken as a whole. A material weakness is a condition in which the design or operation of the specific internal control structure element does not reduce to a relatively low level the risk the errors or irregularities, in amounts that would be material in relationship to the financial statements being audited, may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the accounting system and control procedures that I considered to be a material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and my study, I believe that the company's practices and procedures were adequate at December 31, 2004, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Regulation 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.

Woodland Hills, Calif.
February 18, 2005